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                                                                     Exhibit 2.1

                              DATED MARCH 30, 2004

                                     BETWEEN

                         COMPUTER TASK GROUP EUROPE B.V.

                                   (AS SELLER)

                                       AND

                             SCAJAQUADA HOLDING B.V.

                                 (AS PURCHASER)

                        SHARE SALE AND PURCHASE AGREEMENT

                                 EXECUTION COPY

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THIS SHARE SALE AND PURCHASE AGREEMENT is made on this 30th day of March 2004
(the "AGREEMENT")

Between:

(1) COMPUTER TASK GROUP EUROPE B.V., a private limited liability company ("besloten vennootschap met beperkte aansprakelijkheid") organized and existing under the laws of The Netherlands, registered with the Trade Register of the Chamber of Commerce under number 34073503. and having its registered office at (1185XX) Bouwerij 4, Amstelveen, The Netherlands ("SELLER");

         and

(2) SCAJAQUADA HOLDING B.V. a private limited liability company ("besloten vennootschap met beperkte aansprakelijkheid") organized and existing under the laws of The Netherlands, registered with the Trade Register of the Chamber of Commerce under number 34204512, and having its registered office at (1161 CG) Zwanenburg, Van Hallstraat 7, The Netherlands ("PURCHASER");

Seller and Purchaser are individually referred to in this Agreement as "PARTY" and collectively as "Parties".

WHEREAS:

(A) Seller is the legal and beneficial owner of the entire issued share capital of Computer Task Group Nederland B.V., a private limited liability company ("besloten vennootschap met beperkte aansprakelijkheid") organized and existing under the laws of The Netherlands, registered with the Trade Register of the Chamber of Commerce under number 34073505, and having its registered office at (1185XX), Bouwerij 4, Amstelveen, The Netherlands (the "COMPANY").

(B) The Company is involved in the rendering of advice and services in the field of computer technology.

(C) The Parties have entered into a letter of intent dated March 18, 2004 ("LETTER OF INTENT"), a

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         copy of which Letter of Intent is attached to this Agreement as
         SCHEDULE C, establishing the basis for the Parties' negotiations resulting in this Agreement.

(D) Seller and Purchaser have agreed that Seller shall sell and transfer to Purchaser and Purchaser shall purchase and acquire from Seller the total issued share capital of the Company, consisting of 500 shares, nominal value EUR 453.78 (NGL 1,000) per share, numbered 1 to 500 (the "SHARES") for the Consideration (as defined below) and on the terms and subject to the conditions contained in this Agreement ("TRANSACTION").

(E) Mr. M. Markus, the sole shareholder and statutory director ("statutair bestuuder") of Purchaser, is currently general manager of the Company.

(F)      The transaction shall be structured as a management buy-out.

(G) Seller and the Company are in a fiscal unity for corporate tax purposes. This fiscal unity shall end on January 1, 2004.

(H) Due to the close involvement of the sole shareholder and statutory director ("statutair bestuuder") of Purchaser, Mr. M. Markus, with the Company, and due to the amount of the Consideration, this Agreement will not contain any representations and warranties, except for title to the Shares and the absence of third party rights in relation to the Shares, and except as otherwise agreed to by the Parties.

(I) The Parties wish to have their mutual relations and their respective rights and obligations in respect of the issues as mentioned in this Agreement be governed by the provisions of this Agreement from the Signing (as defined below).

NOW, THEREFORE, in consideration of the mutual promises, covenants, and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto hereby agree as follows:

                   ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this Agreement, unless the context indicates otherwise, the words and expressions used in this Agreement shall have the meanings set forth in SCHEDULE 1.1.

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1.2      Headings. Headings are inserted for convenience only and shall not affect the construction of this Agreement.

                     ARTICLE 2 - SALE AND PURCHASE OF SHARES

2.1 Sale and Purchase. Subject to the terms and conditions of this Agreement at Closing, Seller hereby sells ("verkoopt") and shall transfer ("leveren") at Closing the Shares to Purchaser, free and clear of Encumbrances, and Purchaser hereby purchases ("koopt") and at Closing shall accept the transfer ("levering") of the Shares from Seller.

2.2 Effective Date. The purchase and sale of the Shares is effective as of January 1, 2004 ("EFFECTIVE DATE"). All dividends and other distributions on the Shares with respect to periods after January 1, 2004 shall be for the benefit of Purchaser.

2.3 Fiscal Unity. Seller and the Company are in a fiscal unity for corporate tax purposes. This fiscal unity shall end on January 1, 2004.

                           ARTICLE 3 -- CONSIDERATION

3.1 Consideration. The Consideration payable by Purchaser to Seller for the Shares shall be one Euro (euro 1) (the "CONSIDERATION").

3.2 Payment of the Consideration. The Consideration shall be satisfied by payment in cash by Purchaser to Seller on the Closing Date, in accordance with the provisions of Article 5.3.

3.3 Earn Out. In the event that, within five (5) years as of the Closing Date (i) Purchaser or any other person or entity as applicable decides to merge, consolidate, sell, or otherwise transfer, in any way whatsoever, more than fifty percent (50%) in total of the Shares or other equity interest held in the Company or in the parent company or an affiliate of the Company, not being a subsidiary, (ii) Purchaser or the Company decides to transfer, in any way whatsoever, all or substantially all of the Company's assets, (iii) any dividend payment to the shareholders of the Company be declared, or (iv) Purchaser looses control over the Company, except in the event of bankruptcy ("faillissement"), then Purchaser shall pay Seller, within thirty (30) days of the date of such decision, declaration, or change of control, as applicable, (i) an amount equal to twenty five percent (25%) of the expected gross sale proceeds, (ii) an amount equal to twenty five percent (25%) of the declared dividends, or (iii) in the event the

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         expected gross sale proceeds are unreasonably low in comparison to the fair market value an amount equal to two hundred and fifty thousand Euros ((euro)250,000). It is understood between the Parties that in any event the maximum earn out payment or payments shall be two hundred and fifty thousand Euros ((euro)250,000) in total.

         The purpose of this provision is to ensure that Seller will receive its fair share of any profits generated by Purchaser by disposing of all or a substantial part of the shares in the Company or by declaring dividend within five years after Closing.

                        ARTICLE 4 - CONDITIONS PRECEDENT

4.1 Conditions Precedent to the Obligations of Both Parties. The obligation of Seller and Purchaser to effect the Closing is conditional upon fulfillment or waiver of the following conditions precedent ("opschortende voorwaarden") ("CONDITIONS"):

         (a) The works council of the Company, pursuant to the Dutch Works Councils Act ("Wet op de Ondernemingsraden"), having issued either (i) an unconditional positive written advice with respect to the transactions contemplated in this Agreement,
                  (ii) a positive conditional written advice with respect to such transactions, with conditions acceptable to the Parties or (iii) a negative or neutral or no advice whereby the works council of the Company waives the statutory one month waiting period as stated in article 25 paragraph 6 of the Dutch Works Councils Act;

         (b) The notifications to and consultations with the trade unions and the SER Merger Committee pursuant to the Dutch Merger Code ("SER-Fusiecode") having been completed and objections and/or queries from the trade unions concerned, if any, having been dealt with;

         (c) No statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the Shares or the operations of the Company after Closing having been proposed, enacted or taken by any Governmental Authority;

         (d) No order or injunction having been issued by any court of competent jurisdiction or any competent Governmental Authority prohibiting the Closing, or imposing material penalties or restrictions on either Party if the Closing is effected, and no litigation, seeking the issuance of such an order or injunction, with respect to which there is in the reasonable judgment of either of the Parties a reasonable likelihood of success, be pending or

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                  threatened; and

         (e) Any and all outstanding intercompany loans up to April 2, 2004 owed by the Company to any CTG group company, or owed by any CTG group company to the Company up to April 2, 2004 including the amounts that Seller is going to pay for the transfer of the 1997 Pension Plan as set forth in article 6.2 (b) at a later date, having been set off and any and all remaining balance of said loans having been waived by the relevant Party.

4.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Closing is conditional upon fulfillment or waiver of the following additional Conditions:

         (a)      The pledge on the Shares having been released;

         (b) Seller having provided Purchaser a guarantee of Computer Task Group, Inc, in order to secure the set off and waiver of the intercompany loans as set forth in article 4.1 (e);

4.3 Conditions to the Obligations of Seller. The obligation of Seller to effect the Closing is conditional upon fulfillment or waiver of the following additional Conditions:

         (a) Purchaser having complied in all material respects with all of the obligations herein required to be performed by it prior to Closing and Purchaser having delivered to Seller at Closing a certificate, dated the Closing Date, signed by Marcel Markus, statutory director of Purchaser, to the effect set forth in this Article 4.3(a); and

         (b) Seller having received evidence in writing the confirmation of Mr. P. Kloet, Mr. A al Hussainy, Mr. F. Ozalp and Mr. J. Dijk, that they are employed by the Company. In case Purchaser cannot provide such confirmation to Seller, Purchaser shall indemnify Seller with respect to all claims that the aforementioned employees may have towards Seller and/ or any of its group companies with respect to their employment relationships with the Seller or any of Seller's group companies.

4.4 Notice. If a Party becomes aware of a circumstance which will or may prevent the fulfillment of a Condition to its obligations to effect the Closing, it will notify the other Party thereof in writing without delay. Each of the Parties will use its best efforts to ensure that each of the Conditions to the obligation of the other Party to effect the Closing are satisfied on or prior to April 15, 2004 and that Closing takes place no later than such date.

4.5 Fulfillment Date,. If any of the conditions to Seller's or Purchaser's obligation to effect the

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         Closing shall not be fulfilled on or prior to April 15, 2004, and this fact is attributable to the other Party or to matters within the control of such other Party, the Seller or Purchaser as the case may be, at its sole discretion and without prejudice to any of its other rights and claims (including, even if this Agreement is terminated, any right to payment of damages), by notifying such other Party:

         (a) to the extent permitted by applicable law, waive the unfulfilled conditions; or

         (b)      postpone Closing.

4.6 Effect of Termination. Without prejudice to Article 4.5, if any Party terminates this Agreement, then this Agreement shall cease to have any effect, except for Articles 11.1 (Parties' Costs), 11.2 (Notices), 12 (Restriction on Announcements), 13 (Confidential Information) and 15 (Governing Law and Arbitration) which shall remain in full force and effect, and save in respect of claims for costs, damages, compensation or otherwise arising out of any breach of the terms of this Agreement.

                               ARTICLE 5 - CLOSING

5.1 Time and Place of Closing. Subject to the provisions of Article 4, Closing shall take place at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, immediately following the date upon which all of the Conditions to the obligations of the Parties to effect the Closing (other than any Condition requiring the delivery of a certificate or other document at the Closing) are satisfied or waived or at such other place and time as shall be mutually agreed between the Parties, where all (and not some only) of the events described in this Article 5 shall occur. In any event, this date shall be, at the latest, April 15, 2004, unless otherwise agreed by the Parties in writing.

5.2      Seller's Closing obligations. At Closing, Seller shall:

         (a)      deliver or cause to be delivered to Purchaser:

                  (i) evidence satisfactory to Purchaser of the satisfaction of the Conditions to Purchaser's obligation to effect the Closing; and

                  (ii) a copy of a letter of resignation of the statutory director ("statutair bestuurder") of the Company.

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         (b)      execute the Notarial Transfer Deed, substantially in the form as set out in SCHEDULE 5.2(B) ;

         (c) cause the Company to execute the Notarial Transfer Deed (acknowledging the transfer of the Shares); and

         (d) authorize the civil law notary executing the Notarial Transfer Deed to make the relevant entries in the shareholders' register of the Company.

5.3 Purchaser's Closing Obligations. At Closing, and upon delivery as set forth in Article 5.2 above, Purchaser shall:

         (a) pay the Consideration in cash to Seller, and Seller's receipt thereof shall be an absolute discharge therefor;

         (b)      execute the Notarial Transfer Deed; and

         (c) deliver to Seller a written statement that at Closing Purchaser is not aware of any matter or issue which is in breach of or inconsistent with any of the Warranties, other than as disclosed in the notice setting forth the results of the due diligence investigation.

5.4 Non-Compliance. If Seller or Purchaser fails to perform any action required from it under Articles 5.2, and/or 5.3, the other Party may, at its option and without prejudice to any of its other rights and claims (including, also if this Agreement is terminated, any right to payment of damages):

         (a) demand that the defaulting Party performs the relevant actions on a day and at a time to be determined by the non-defaulting Party; or

         (b) terminate this Agreement by written notice (without any liability towards the defaulting Party).

         If either Party terminates this Agreement pursuant to this Article 5.4,
         Article 4.6 shall apply mutatis mutandis.

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                      ARTICLE 6 - ACTIONS FOLLOWING CLOSING

6.1 Action immediately following Closing. Immediately following Closing, Purchaser shall pass a shareholders resolution in order to amend the articles of association of the Company in such way that the statutory name of the Company is changed to a name not including Computer Task Group or a similar name or abbreviation therefrom. Seller shall no longer make use of the name Rendeck and Seller shall not oppose to Purchaser using the trade name Rendeck.

6.2 Action within three (3) months following Closing. Within three (3) months following Closing:

         (a) Seller shall assign or transfer the office lease relating to the offices located at 1185 XX, Bouwerij 4, Amstelveen, The Netherlands, to Purchaser, and Purchaser shall accept such assignment or transfer. Should the assignment or transfer of the office lease not be possible, Seller shall enter into a sublease agreement with Purchaser, under the same terms and conditions as currently applicable to the office lease as far as possible under the current lease agreement.

         (b) Company shall transfer the 1997 pension plan with policy number 20662, dated January 1, 1997, between the Company and Aegon Levensverzekeringen N.V., including all assets, ("1997 PENSION PLAN") to Seller. For the sake of completeness, the Parties agree that the successor 2003 pension plan, dated January 1, 2003, between the Company and Aegon Levensverzekeringen N.V. ("2003 PENSION PLAN") shall not be transferred by Company to Seller.

         (c) Upon transfer of the 1997 Pension Plan from the Company to Seller as set forth in Clause 6.2 (ii) above, Seller shall pay the 2003 liability relating to the successor pension plan of the Company, amounting approximately to three hundred and sixty three thousand Euros ((euro)363,000) with a maximum of three hundred and seventy five thousand Euros ((euro)375,000), on behalf of the Company to Aegon Levensverzekeringen N.V..

         (d) Seller and Purchaser shall address all "disentanglement" issues including but not limited to software licenses, insurance policies held in the name of Seller but in fact used by the Company.

         (e) Seller and Purchaser shall split all important agreements to which both the Company and Seller or any of its Affiliates are a party into separate agreements.

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6.3      At or prior to the filing of the 2003 annual accounts of the Company,
         Seller shall waive or forgive any and all post closing equity difference between the existing financial system of CTG group and the annual accounts of the Company of 2002 as set forth in SCHEDULE 6.3.

6.4 Cooperation of Aegon. In the event that Aegon Levensverzekeringen N.V. does not cooperate with the transfer of the 1997 Pension Plan, the Parties shall enter into negotiations and try to reach an agreement with respect to articles 6.2 (b) and (c) above.

6.5 Future Collective Value Transfer. It is explicitly understood between the Parties that Seller will not cooperate with any possible future collective value transfer of the 1997 Pension Plan from Aegon Levensverzekeringen N.V. to any pension insurance company or pension fund appointed by the Company, applied for by the Company and/or the employees of the Company.

                   ARTICLE 7 - REPRESENTATIONS AND WARRANTIES

7.1 Warranties. Seller represents, warrants and undertakes ("verklaart, staat er voor in en garandeert") to and with Purchaser that each of the Warranties set forth in SCHEDULE 7.1 is true, accurate, and not misleading at the date of this Agreement.

7.2 Impact of Due Diligence. Purchaser has carried out a legal, financial and commercial due diligence in respect of Company and its business activities on the basis of which Purchaser has prepared a due diligence report, a copy of which is attached hereto as SCHEDULE 7.2. Purchaser and Seller agree that the contents of the due diligence report and all letters, documents, data and other communications provided by the Seller to the Purchaser during the due diligence investigation shall be deemed to constitute a fair and adequate disclosure for the purposes of this Agreement.

7.3      Acknowledgment. Purchaser acknowledges that, due to the fact that Mr.
         M. Markus, Purchaser's sole shareholder and statutory director ("statutair bestuuder") is the general manager of the Company, Purchaser was and is closely involved with the Company and its business and Purchaser agrees that it performed, with the assistance of professional legal, accountancy and tax advisors, a due diligence investigation in form, scope and substance to its reasonable satisfaction and on the basis thereof Purchaser decided to enter into this Agreement on the terms and conditions stated herein.

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7.4      Information and Documentation. Seller agrees to give Purchaser and its professional advisors, both before and after Closing, all such information and documentation relating to the Company as Purchaser reasonably requires.

               ARTICLE 8 - REMEDIES FOR BREACHES AND INFRINGEMENTS

8.1 Breaches and Infringements. In the event of an infringement ("inbreuk") of any of the Warranties given by Seller ("INFRINGEMENT") or in the event of a default ("tekortkoming") in the compliance ("nakoming") by Seller of any other obligations under this Agreement ("DEFAULT"), Seller shall reimburse and hold harmless ("schadeloos stollen"), in accordance with this Article 8, either Purchaser or the Company (at the option of Purchaser) for all damages, losses, costs and expenses ("DAMAGES") suffered by Purchaser or the Company as a result of such Infringement or Default.

8.2      Damages. The Parties agree that the Damages shall include:

         (a) The amount necessary to put Purchaser -- or at the option of Purchaser, the Company -- in a position similar to the position Purchaser or the Company would have been in without the relevant Infringement or Default; and

         (b) Any costs and expenses incurred by Purchaser and/or the Company to prevent, restrict and/or determine the Damages.

         In calculating the Damages, the following shall be taken into account:

         (a) Any reserves ("voorzieningen") for such damages contained in the Financial Statements;

         (b) Any compensation received from Third Parties for such Damages, including but not limited to monies received from any insurance company; and

         (c) Any Tax savings which arise from an event giving rise to the relevant Damages.

8.3 Claim on behalf of Purchaser and/or Company. It is expressly understood that, if and to the extent an event gives rise to a Claim under more than one Warranty, Purchaser shall be entitled to file a Claim under any such breached Warranty as it may deem fit, on its own

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         behalf and/or on behalf of Company, as third party beneficiary of the right to be reimbursed and held harmless pursuant to this Article 8, provided, however, that Purchaser cannot claim reimbursement of the Damages which have already been reimbursed. Also, for the avoidance of doubt it is expressly confirmed and understood that, where this Article 8 refers to "Damages suffered by Purchaser or the Company", such damages shall not be deemed to have been doubly incurred by both Purchaser and the Company, which means that any Damages suffered for which Purchaser of the Company is reimbursed cannot be claimed by Purchaser, and vice versa.

8.5. Limitation of Liability. Subject to Article 8.8, the total aggregate amount to which Purchaser shall be entitled pursuant to this Article 8 shall be limited to two hundred fifty thousand Euros ((euro) 250,000).

8.6      Survival. Subject to Article 8.8, all Warranties (other than under
         Section 3 of Schedule 7.1) shall survive the Closing Date for fifteen
         (15) months. Warranties set forth in Section 3 of Schedule 7.1 shall survive the Closing date with the period as set fort in article 16 paragraph 3 of the General Tax Act ("Algemene wet inzake rijksbelastingen")

8.7 Threshold. Subject to Article 8.8, Purchaser agrees not to enforce any Claim until the amount of such Claim or the aggregate amount of all Claims during the period of fifteen (15) months as of the Closing Date, exceeds an amount equal to forty thousand Euros ((euro) 40,000) ("INDEMNIFIABLE AMOUNT") and then the Purchaser shall be entitled to recover all Claims from the first Euro.

8.8 Qualifications to Limitations. The limitations set forth in Articles 8.5, 8.6 and 8.7 shall not apply, if a Claim has arisen by reason of:

         (a) Fraud, willful concealment, dishonesty or deliberate non-disclosure on the part of Seller prior to the date of this Agreement; or

         (b) Seller not having good and unencumbered title to the Shares of which it is now warranted to be the owner; or

         (c) Seller or any signatory on its behalf being claimed not to have had legal authority or capacity to enter into the Agreement or any agreement ancillary thereto.

8.9 Change in Principles or Rules. No Claim by Purchaser for any Infringement or Default shall arise to the extent that the Claim arises as a result of (i) any change in the accounting principles

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         applied by the Company subsequent to Closing, (ii) any changes in applicable laws or regulations after Closing, or of (iii) a new interpretation of existing laws by a court or other public authority in a judgment or decision published after Closing.

8.10 If Seller has made a payment for damages and Purchaser or the Company simultaneously therewith or subsequently thereto receives any benefit other than from Seller which would not have been received but for the circumstance giving rise to the Claim in respect of which the payment for damages was made by Seller, Purchaser or Company shall once it has received the benefit, forthwith repay to Seller an amount equal to the lesser of the amount of such benefit and the amount paid by Seller.

8.11 No Claim shall arise in respect of any consequential or indirect damages or loss of profit and all Claims shall be limited to damages actually suffered.

8.12     Claim Procedure.

         (a) Purchaser shall give Seller written notice ("INDEMNIFICATION NOTICE") of any facts and circumstances giving rise to a Claim within thirty (30) days as of the moment Purchaser becomes aware, or should have become aware, of the facts and circumstances giving rise to such Claims.

         (b) If the Claim relates to a claim or the commencement of an action or proceeding by a Third Party against the Company and/or Purchaser, then Seller shall have, upon request within sixty (60) days after receipt of the Indemnification Notice by Seller (but, in any event, not after the settlement or compromise of such Claim), the right to defend, at its own expense and by its own counsel, any such matter involving the asserted liability of the Company and/or Purchaser; provided, however, that if the Company and/or Purchaser determines that there is a reasonable probability that a Claim may materially and adversely affect it, it shall, at its own discretion, have the right to defend (with the participation of Seller, if Seller so elects), compromise or settle such claim or suit, provided, however, that Seller has been timely informed of settlement negotiations.

         (c) If the Claim does not relate to a claim or the commencement of an action or proceeding by a Third Party, Seller shall have thirty (30) days after receipt of the Indemnification Notice during which it shall have the right to object to the subject matter and the amount of the Claim set forth in the Indemnification Notice by delivering written notice thereof to Purchaser. If Seller does not so object within such thirty
                  (30)-day period, it

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                  shall be conclusively deemed to have agreed that it is
                  obligated to indemnify Purchaser for the matters set forth in the Indemnification Notice. If Seller sends notice to Purchaser objecting to the matters set forth in the Indemnification Notice, Seller and Purchaser shall use their best efforts to settle the Claim. If Seller and Purchaser are unable to settle the Claim, the matter shall be resolved in the manner set forth in Article 17 of this Agreement.

                ARTICLE 9 - RESTRICTIONS ON SELLER AND PURCHASER

Within two years of Closing, Seller will not re-establish a subsidiary company in The Netherlands, unless Seller requires the establishment of a Dutch subsidiary company in order to fulfill its service obligations to its inhernational clients. An international client is defined as a company that buys or will buy services from Seller in countries other than The Netherlands. If Seller violates this clause, the Earn Out clause (3.3) will be null and void.

Within one year of Closing, Seller shall not approach the companies from the list below for the purpose of generating business in the Netherlands, nor shall Seller conduct business with these companies in The Netherlands, without previous consultation of Purchaser.

List of companies:

                  -        IBM Nederland NV

                  -        ABN AMRO Bank NV

                  -        Fortis Bank NV

                  -        ING Bank Nederland NV

                  -        Rabobank Nederland NV

                  -        KPN Telecom NV

                  -        Tele2 Nederland NV

When Seller conducts business with companies in The Netherlands under the provisions described in clauses 8.1 and 8.2, Purchaser shall be given preferential treatment with respect to the provision of the resources that Seller requires to render its services.

Within one year of Closing, Seller shall not engage Eddy Helsen, to approach companies in The Netherlands for the purpose of generating business for CTG.

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Within two years of Closing, Purchaser will not establish a subsidiary company in Belgium, Luxembourg or the United Kingdom, unless Purchaser requires the establishment of such a subsidiary company in order to fulfill its service obligations to its Dutch clients.

Within one year of Closing, Purchaser shall not approach the companies from the list below for the purpose of generating business for the Company, nor shall Purchaser conduct business with these companies outside The Netherlands, without previous consultation of Seller.

List of companies:

         -        IBM Belgium NV

         -        Fortis Belgium NV

         -        ING Belgium NV

When Purchaser conducts business with companies outside The Netherlands under the provisions described in clauses 8.5 and 8.6, Seller shall be given preferential treatment with respect to the provision of the resources that Purchaser requires to render its services.

                       ARTICLE 10 - ACCESS TO INFORMATION

10.1 Access by Purchaser. As from the date of this Agreement, Seller shall procure that Purchaser, and any persons authorized by Purchaser, will be given all such information relating to the Company and such access to the premises and all books, records, accounts and other documentation of the Company as Purchaser may reasonably request and be permitted to take copies of any such books, records, accounts and other documentation and that the officers and employees of the Company shall be instructed to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them. Purchaser's investigation of the Company shall be conducted in such a manner as not to disrupt the ordinary operations of the Company's business.

10.2 Access by Seller. As from the Closing Date, Purchaser shall procure that Seller and any persons authorized by it will be given all such information relating to the Company and all books, records, accounts and other documentation of the Company as Purchaser requires by law, by any securities exchange, supervisory, regulatory or governmental body, or tax authority and be permitted to take copies of any such books, records, accounts and other documentation and that the officers and employees of the Company be instructed to give promptly all such information and explanations to any persons as aforesaid as may be requested by it or them.

10.3 Return of documents. In the event of this Agreement ceasing to have effect, Purchaser undertakes to release to Seller all information and documents concerning the Company which have been provided to Purchaser in connection with this Agreement and also undertakes not to use any such information gained by it to further itself in its trade or to the detriment of the Company, unless such information had already been known to Purchaser or had become or subsequently becomes public knowledge otherwise than by reason of any act or default of Purchaser, its advisers or employees.

                            ARTICLE 11 MISCELLANEOUS

11.1 Parties' Costs. Each Party to this Agreement shall pay its own costs and disbursements of and incidental to this Agreement and the sale and purchase of the Shares, provided that all costs associated with the Notarial Transfer Deed shall be borne by Seller. The Company shall not pay any fees or other costs of outside advisors in connection with the transactions contemplated hereby.

11.2 Notices. Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days' prior written notice specified to the other Party):

                  1.          If to Purchaser:

                           Mr. M. Markus

                           Van Hallstaat 7

                           1161 CG Zwanenburg

                           The Netherlands

                           E-mail address: mmarkus@quicknet.nl

                  2.          If to Seller:

                           Computer Task Group, Inc. Address: 800
                           Delaware Avenue 142O9,
                           Buffalo, NY

                           United States of America

                           Attention: Chief Executive Officer Fax: +
                           31 (0)20 - 7132010

         Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address; and (b) if given or made by fax or e-mail, when dispatched.

11.3 Entire Agreement. This Agreement (together with any documents referred to herein or executed contemporaneously or at Closing by the Parties in connection herewith) constitutes the whole agreement between the Parties and supersedes any previous agreements or arrangements between them relating to the subject matter of this transaction and it is expressly declared that no variations of this Agreement shall be effective unless made in writing and executed by the Parties.

11.4 Continuity of obligations. All the provisions of this Agreement shall remain in full force and effect notwithstanding Closing (except insofar as they set out obligations that have been fully performed at Closing).

11.5 Severability. If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

11.6 Other Rights and Remedies. Any right of termination conferred upon Purchaser hereby shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which Purchaser may be entitled in respect of the breach of this Agreement) and no exercise or failure to exercise such a right of termination shall constitute a waiver by Purchaser of any such other right or remedy.

11.7 Further acts. Upon and after Closing Seller shall do and execute or cause to be done and executed all such further acts, deeds, documents and things as may be necessary to give effect to the terms of this Agreement.

11.10 Interpretation. This Agreement shall constitute an allocation of risks between the Parties. The Parties deem the security they may derive from the provisions of this Agreement essential.

                    ARTICLE 12 - RESTRICTION ON ANNOUNCEMENTS

         Each of the Parties hereto undertake that prior to Closing and thereafter it will not (save as required by law) make any announcement in connection with this Agreement, unless the other Party hereto shall have given its written consent to such announcement (which consent may not be unreasonably withheld and may be given either generally or in a specific case or cases and may be subject to conditions).

                      ARTICLE 13 - CONFIDENTIAL INFORMATION

13.1 Non-disclosure. The Parties undertake that they shall treat as strictly confidential all Confidential Information received or obtained by them or their employees, agents or advisers as a result of entering into or performing this Agreement including information relating to the provisions of this Agreement, the negotiations leading up to this Agreement, the subject matter of this Agreement or the business or affairs of each of the Parties or the Company and subject to the provisions of Article 13.2 that they will not at any time hereafter make use of or disclose or divulge to any person any such Confidential Information and shall use their best endeavors to prevent the publication or disclosure of any such information.

13.2 Exceptions. The restrictions contained in Article 13.1 shall not apply so as to prevent the Parties from making any disclosure required by law or by any securities exchange or supervisory or regulatory or governmental body pursuant to rules to which the relevant Party is subject or from making any disclosure to any professional adviser for the purposes of obtaining advice (provided always that the provisions of this Article shall apply to and the Parties shall procure that they apply to, and are observed in relation to, the use or disclosure by such professional adviser of the information provided to him) nor shall the restrictions apply in respect of any information which comes into the public domain otherwise than by a breach of this Article by the Parties.

                      ARTICLE 14 - TAX AFFAIRS POST CLOSING

14.1 To the extent this is reasonably required by Seller, Purchaser shall procure that the Company shall without delay provide to Seller such information and access to, and copies of, the corporate books and records of each of the Company and Purchaser, and provide such other assistance (e.g. by making available employees to provide additional information and explanation of any materials so provided) as may reasonably be requested by Seller, as being necessary or incidental to Seller in properly fulfilling its obligations pursuant to Corporate Tax laws and regulations or otherwise dealing with Corporate Tax affairs in respect of the period prior to the Closing Date.

14.2 If with respect to the period prior to the Effective Date the Company is notified of a Tax audit, or receive an assessment or other correspondence from the Tax authorities, Purchaser shall (and Purchaser shall procure that the Company shall) promptly inform Seller, and Seller and Purchaser and the Company shall consult with each other and seek agreement on the appropriate course of action, taking into account the best interests of Seller.

                 ARTICLE 15 - GOVERNING LAW AND COMPETENT COURT

15.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of The Netherlands.

15.2 Competent Court. All disputes arising in connection with this Agreement, or further agreements or contracts resulting thereof, shall be submitted to the competent court in Amsterdam (subject to appeal as provided by law).

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

Seller:                                               Purchaser:

/s/ Brendan Curran                                    /s/ Marcel Markus

Computer Task Group Europe B.V.                       Scajaquada Holding B.V.

By: Peter Radetich                                    By: Marcel Markus

Title: Senior Vice President and General Counsel      Title: Statutory Director

                                   SCHEDULE 1

                                   DEFINITIONS

"1997 PENSION PLAN"             As defined in Article 6.2 (b);

"2003 PENSION PLAN"             As defined in Article 6.2 (b);

"AGREEMENT"                     Means this share sale and purchase agreement,
                                between Seller and Purchaser;

"CLAIM" Means a claim for (i) an Infringement, (ii) a Default, or (iii) a Third Party claim relating to the conduct of the business of the Company prior to the Closing Date;

"CLOSING"                       Means completion of the sale and purchase of the
                                Shares as specified in Article 2.1;

"CLOSING DATE"                  Means the date on which the Closing occurs;

"COMPANY"                       As defined in the Recitals;

"CONDITIONS"                    As defined in Article 4.1;

"CONFIDENTIAL INFORMATION"      Means any and all data and information relating
                                to the Company and/or to the business and affairs of a Party that may be provided, orally, in writing or digitally, to the other Party that is marked or expressly stated as being "confidential";

"CONSIDERATION"                 As defined in Article 3.1;

"CTG GROUP COMPANY"             Any company belonging to the CTG group;

"DAMAGES"                       As defined in Article 8.1;

"DEFAULT"                       As defined in Article 8.1;

"ENCUMBRANCE"                   Means any mortgage, assignment of receivables,
                                debenture, lien, attachment, charge, pledge, title retention, right to acquire, security interest, option, right of first refusal, usufruct or limited right ("beperkt recht') and any other encumbrance or condition whatsoever;

"EUR" OR "EURO"                 Means Euro, the lawful currency of certain
                                participating State Members of the European
                                Union;

"FINANCIAL STATEMENTS"          Means the 2002 annual accounts, as well as the
                                consolidated balance sheet of the Group for the two financial years preceding the Last Accounts, the directors report and the explanatory note related thereto;

"GOVERNMENTAL AUTHORITY"        Means, any government of The Netherlands,
                                whether local or not, or any other governmental authority within The Netherlands, and any ministry, department, political subdivision, instrumentality, agency, corporation or commission under the direct or indirect control of any of the foregoing, including, but not limited to, the Dutch Competition Authority
                                ("Nederlandse Mededingingsautoriteit"), the

                                Securities Board ("Stichting Toezicht
                                Effectenverkeer") and the SER Merger Committee ("De Commissie voor Fusieaangelegenheden van de Sociaal Economische Raad");

"GROUP" Means CTG, Inc and all other companies belonging to the CTG group;

"INFRINGEMENT"                  As defined in Article 8.1;

"INDEMNIFICATION NOTICE"        As defined in Article 8.12 (a);

"LETTER OF INTENT"              As defined in the Recitals;

"NOTARIAL TRANSFER DEED"        Means the notarial deed pursuant to which the
                                Shares will be transferred from Seller to Purchaser, a copy of which is attached hereto as
                                Schedule 5.2 (b);

"PARTY OR PARTIES"              As defined in the introduction to the Agreement;

"PURCHASER"                     As defined in the introduction to the Agreement;

"SELLER"                        As defined in the introduction to the Agreement;

"SER MERGER COMMITTEE"          Means the Dutch commission relating to mergers
                                ("De Commissie voor Fusieaangelegenheden van de
                                Sociaal Economische Raad");

"SER FUSIECODE"                 Means the 2000 Dutch Code relating to mergers;

"SHARES"                        As defined in the Recitals;

"SIGNING"                       Means the execution of the Agreement by Seller
                                and Purchaser;

"TAX" OR "TAXES"                Means all forms of taxation, including all
                                national or local taxation, past, present and deferred (including, without limitation, income tax (including net income and gross income), corporate, value added, occupation, real and personal property, social security, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, occupation, premium or windfall profit taxes, estate duty, customs and other import or export duties, or charges of any kind whatsoever, estimated and other taxes, together with any interest and levies and all penalties, charges, costs and additions to tax, payable by or due from the Company, or any additional amounts imposed by any Governmental Instrumentality or any revenue authority, upon the Company;

"THE NETHERLANDS"               Means the Kingdom of The Netherlands;

"THIRD PARTY"                   Means any person, whether physical person or
                                legal entity, that is not a Party to the Agreement;

"TRANSACTION"                   As defined in the Recitals

"WARRANTIES"                    Means the representations, warranties and
                                undertakings of the Purchaser set forth in
                                Article 7 and in Schedule 7.1, and "Warranty" means any of the Warranties.

"WORKS COUNCILS ACT"            Means the Dutch works councils act ("Wet op de
                                Ondernemingsraden").

                                SCHEDULE 5.2 (b)

                         NOTARIAL DEED OF SHARE TRANSFER

                             DEED OF SHARE TRANSFER
                       COMPUTER TASK GROUP NEDERLAND B.V.

On this day, the ** day of ** two thousand four, appeared before me, Mark Peter Bongard Esq., civil-law notary in Amsterdam, hereinafter referred to as "Notary": **Baker & McKenzie lawyer**;

here acting upon written powers of attorney on behalf of:

1. COMPUTER TASK GROUP EUROPE B.V., a private company with limited liability, having its corporate seat at Hoofddorp, the Netherlands and with office address at Bouwerij 4, 1185 XX Amstelveen, the Netherlands, registered at the Chamber of Commerce for Amsterdam under number 34073503, hereinafter referred to as the "Seller";

2. SCAJAQUADA HOLDING B.V., a private company with limited liability, having its corporate seat at **, the Netherlands and with office address at Van Hallstraat 7, 1161 CG Zwanenburg, the Netherlands, registered at the Chamber of Commerce for ** under number **;

     hereinafter referred to as the "Buyer";

3. COMPUTER TASK GROUP NEDERLAND B.V., a private company with limited liability, having its corporate seat at Hoofddorp, the Netherlands and with office address at Planetenweg 115, 2132 HL Hoofddorp, the Netherlands, registered at the Chamber of Commerce for Amsterdam number 34073505, hereinafter referred to as the "Company".

The existence of the powers of attorney appears from three (3) private instruments to be attached to this deed.

The deponent, acting in his said capacity, declared as follows:

whereas:

- on the ** day of ** two thousand four the Seller and the Buyer entered into a purchase agreement for shares in the Company's capital stock held by the Seller, hereinafter referred to as the "Agreement";

- under the Agreement, the Seller is obliged to transfer five hundred (500) shares in the Company's capital stock to the Buyer.

the parties agree as follows:

1. Pursuant to the Agreement, the Seller transfers to the Buyer, who accepts the transfer of, the following shares in the Company's capital stock:

     the five hundred shares, numbered 1 up to and including 500, with a par value of one thousand Dutch guilders (NLG 1,000) each, being four hundred fifty-three euro and seventy-eight cents (EUR 453.78) pursuant to article 2:178c Dutch Civil Code, hereinafter referred to as the "Shares".

2. Under the Agreement, the purchase price of the Shares amounts to ** Euros (EUR **).

3. Subject to any contrary provision in this share transfer deed, the parties shall be bound by any other agreements made between them prior to the signing of this share transfer deed, on the understanding that dissolving conditions can no longer be invoked and conditions precedent shall be considered to have been satisfied.

4. All costs associated with the transfer of the Shares shall be paid by the Buyer.

In addition, the Seller declared as follows:

I The approval required for this share transfer under the blocking provisions of the Company's Articles of Association was granted by the Company's General Meeting of Shareholders by its resolution of the ** day of ** two thousand four. A copy of the minutes of the business transacted during that meeting has been attached to this share transfer deed.

II The Seller acquired the Shares following a share transfer pursuant to a notarial merger deed ('juridische fusie'), executed before H. van Wilsum, Esq., civil-law notary in Amsterdam, on the nineteenth day of August nineteen hundred ninety-three.

III  The Shares have been paid in full.

IV The Shares comprise hundred percent (100%) of the Company's issued and outstanding capital stock.

V    The Shares are not encumbered with any pledge or usufruct.

VI   The Shares have not been attached.

VII No depositary receipts issued with the Company's co-operation remain outstanding in respect of the Shares.

VIII The Shares have never belonged to any incorporator or shareholder of the Buyer during the two years following the Buyer's registration in the Trade Register, so that the provisions of Article 2:204c, para. 1 of the Dutch Civil Code do not apply to the share transfer.

Finally, the Company declared:

that it acknowledges the present share transfer and shall cause the required notes to be entered into the shareholders' register.

The deponent is known to me, Notary.

                                                            WITNESSED THIS DEED,

The original was drawn up and executed in Amsterdam on the date stated in the first paragraph of this deed.

The substance of this deed was stated and clarified to him. The deponent stated that he had taken note of the content of the deed timely before its execution, agreed to its content, and did not require a full reading of this deed. Subsequently, after the deed had been read out in part in accordance with the law, it was signed by the deponent and by me, Notary.

                                  SCHEDULE 6.3

                    WAIVER OF POST CLOSING EQUITY DIFFERENCE

CTG NETHERLANDS POST CLOSING ADJUSTMENTS

In Euro's (000)

In the statutory report of CTG Netherlands BV, there exists post closing differences between the financial system of CTG Netherlands and the statutory report of CTG Netherlands. These items purely represent the intercompany transactions relating to the fiscal unity of CTG Netherlands BV and CTG Europe BV.

     2,581   Equity in financial system

       103 CTG Netherlands receivable from CTG Europe BV as a result of 2001 fiscal unity tax return.

        17 CTG Netherlands receivable from CTG Europe BV as a result of 2000 fiscal unity tax return.

      (512) CTG Netherlands payable to CTG Europe as a result of 2001 fiscal unity tax return.

       (94) CTG Netherlands payable to CTG Europe BV as a result of 2002 fiscal unity tax return.
----------
      (486) Total CTG Netherlands payable to CTG Europe as a result of above transactions.

     2,095   equity in statutory report 2002

                                  SCHEDULE 7.1

                         REPRESENTATIONS AND WARRANTIES

                                  SCHEDULE 7.1

                         REPRESENTATIONS AND WARRANTIES

The Seller represents and warrants to the Purchaser that:

1.       ORGANISATION

(a) The Company is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) duly organised and validly existing under the laws of The Netherlands of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

(b) Exhibit 1 hereto contains a complete and correct copy of (i) the Articles of Association of the Company as amended to the date hereof, and (ii) the shareholders' register of the Company, which correctly sets forth the record and beneficial ownership of all outstanding shares of capital stock of the Company.

(c) No resolution, decision, order or petition to dissolve or liquidate the Company has been issued, adopted or applied for, no petition for the bankruptcy (faillissement) or suspension of payments (surseance van betaling) has been filed, no receiver (curator or bewindvoerder) of the Company has been appointed for the Company or any of its assets and no attachment (beslag) has been made of any of the assets of the Company.

2.       CAPITALISATION

(a) The authorised capital of the Company consists of 2000 ordinary shares, par value EUR 453.78 per share, of which 500 shares are issued and outstanding.

(b) The Shares are legally and beneficially owned by the Seller, free from any liens, charges, pledges, rights of usufruct ("vruchtgebruik"), attachments (beslagen), limited rights (beperkte rechten), adverse claims, encumbrances, defects in title or other interests in favour of any other person. No depositary receipts have been issued for any of the Shares. Neither the deeds of transfer nor the title pursuant to which Seller acquired ownership of the Shares can be terminated, annulled or declared null and void. Seller has the power to sell and to transfer the Shares (beschikkingsbevoegdheid) to Purchaser as contemplated by the Agreement.

(c) All of the Shares are validly issued, fully paid and non-accessible and not subject to, or issued in violation of, preemptive rights. All of the Shares have been issued in compliance with the requirements of Dutch law. The Company and its business are duly registered with the Commercial Register of Amsterdam, and the extract regarding the Company attached as Exhibit 2 hereto is correct. The Company has not been a party to any merger (fusie) or demerger (splitsing) procedure. The right to receive dividends or distributions of any kind (whether payable now or in the future) on the Shares has not been disposed of. No one, with the exception of Seller, has any right to distribution arising out of the profit, reserves and/or liquidation balance of the Company. No rights have been granted to third parties as referred to in
         Article 2:272 of the Dutch Civil Code which could prevent the Articles of Association of the Company from being amended. There are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, or otherwise to become outstanding, additional shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any shares of capital stock of the Company. There are no unexecuted resolutions of the general meeting of shareholders of the Company providing for the issuance of shares in the capital of the Company or the grant of options or other rights to acquire shares in the capital of the Company.

(d) The Company has not purchased, redeemed or repaid any share capital or given any financial assistance in connection with any such acquisition of share capital or issuance or sale of shares.

(e) Since December 31, 2002 the Company Financial Statements no dividend(s) and/or interim dividend(s) or any other kinds of distribution have been declared or paid with respect to the shares of the Company.

3.       TAXATION

         Seller hereby represents and warrants (staat er voor in) to Purchaser that in case the Dutch tax authorities will, on the basis of article 39 of the Dutch Collection act (Invorderingswet), hold the Company liable for Dutch corporate income tax relating to the period during which Seller and the Company were grouped in a fiscal unity for Dutch corporate income tax purposes, the Company will have a right of recovery against Seller with respect to this tax liability.

                                       2